                                Schedule 13E-3

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                   and Rule 13e-3 (ss.240.13e-3) thereunder)

                       Universal Hospital Services, Inc.
                       ---------------------------------
                             (Name of the Issuer)


                            UHS Acquisition Corp.,
                     J.W. Childs Equity Partners, L.P. and
                       Universal Hospital Services, Inc.
                       ---------------------------------
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   91359L109
                       ---------------------------------
                     (CUSIP Number of Class of Securities)


    Mr. Steven G. Segal            Mr. Steven G. Segal               Mr. Thomas A. Minner
   UHS Acquisition Corp.    J.W. Childs Equity Partners, L.P.  Universal Hospital Services, Inc.
    One Federal Street              One Federal Street               1250 Northland Plaza
        21st Floor                      21st Floor                   3800 West 80th Street
Boston, Massachusetts 02110    Boston, Massachusetts 02110     Bloomington, Minnesota 55431-4442
      (617) 753-1100                  (617) 753-1100                    (612) 893-3200

                                with copies to:

         Louis A. Goodman                           Elizabeth C. Hinck
Skadden, Arps, Slate, Meagher & Flom LLP           Dorsey & Whitney LLP
         One Beacon Street                         Pillsbury Center South
            31st Floor                              220 South Sixth Street
   Boston, Massachusetts 02108-3194            Minneapolis, Minnesota 55402-1498
          (617) 573-4800                              (612) 340-2600

                  ------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                   on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.  [X]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [_]  The filing of a registration statement under the Securities Act of
             1933.
c.  [_]  A tender offer.
d.  [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

--------------------------------------------------------------------------------
Transaction             The filing fee is calculated       Amount of filing fee
valuation*              pursuant to Section 13(e)(3)              $17,854
$89,271,646.50          of the Securities Exchange
                        Act of 1934
--------------------------------------------------------------------------------

     *Set forth the amount on which the filing fee is calculated and state how it was determined.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $17,854
                      ----------------------------------------------------------

Form or Registration No.:      Schedule 14A
                        --------------------------------------------------------

Filing Party:                  Universal Hospital Services, Inc.
            --------------------------------------------------------------------

Date Filed:                    December 15, 1997
          ----------------------------------------------------------------------

INTRODUCTION
------------

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Statement") is being filed by UHS Acquisition Corp., a Minnesota corporation ("Merger Sub"), J.W. Childs Equity Partners, L.P., a Delaware limited partnership ("Childs"), and Universal Hospital Services, Inc., a Minnesota corporation ("UHS" or the "Company"), in connection with the filing by the Company of a Preliminary Proxy Statement (the "Preliminary Proxy Statement") relating to a Special Meeting of Shareholders at which the shareholders of UHS will be asked to vote upon the approval of an Agreement and Plan of Merger, dated as of November 25, 1997, by and among Merger Sub, Childs and UHS, providing for the merger of Merger Sub with and into UHS (the "Merger"), with UHS being the surviving corporation of the Merger. If the Merger is consummated, each outstanding share of common stock, par value $.01 per share, of UHS ("UHS Common Stock") (other than (i) shares as to which dissenters' rights are perfected as described in the Preliminary Proxy Statement, (ii) any shares directly or indirectly owned by Childs and (iii) shares held by certain persons who have agreed or who later agree with Childs that such shares shall remain outstanding) will be converted into the right to receive $15.50 per share in cash.

     Concurrently with the filing of this Statement, the Company is filing the Preliminary Proxy Statement with the Securities and Exchange Commission relating to the solicitation of proxies for the Special Meeting of Shareholders of the Company, a copy of which is attached as Exhibit (d) hereto and is incorporated herein by reference in its entirety, including all appendices thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Preliminary Proxy Statement.

     All information contained herein concerning Merger Sub, Childs and the financing of the Merger has been supplied by Childs. Except as otherwise indicated, all other information contained herein has been supplied by the Company.

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of this Statement. The responses to each item of this Statement are qualified in their entirety by reference to the provisions of the Preliminary Proxy Statement.

                             Cross Reference Sheet
                             ---------------------

                                            All references are to portions
                                            of the Preliminary Proxy Statement
Rule 13e-3 Transaction                      which are incorporated herein
Statement Item Number and Caption           by reference
---------------------------------           ----------------------------------

1.      Issuer and Class of Security
        ----------------------------
        Subject to the Transaction.
        ---------------------------

       (a)...............................   "INTRODUCTION" and "SUMMARY-
                                            Universal Hospital Services, Inc."

       (b)...............................   "INTRODUCTION," "THE SPECIAL
                                            MEETING - Voting Information" and
                                            "DESCRIPTION OF UHS CAPITAL STOCK."

       (c), (d)..........................   "SPECIAL FACTORS - Certain Effects
                                            of the Merger" and "MARKET PRICE AND
                                            DIVIDEND

                                         All references are to portions
                                         of the Preliminary Proxy Statement
Rule 13e-3 Transaction                   which are incorporated herein
Statement Item Number and Caption        by reference
---------------------------------        ----------------------------------

                                         INFORMATION FOR UHS COMMON STOCK."

     (e).............................    "MARKET PRICE AND DIVIDEND
                                         INFORMATION FOR UHS COMMON STOCK."

     (f).............................    "PURCHASES OF UHS COMMON STOCK" and
                                         "MARKET PRICE AND DIVIDEND INFORMATION
                                         FOR UHS COMMON STOCK."

2.   Identity and Background.
     ------------------------

     (a) - (d) and (g)...............    This Statement is being filed by the
                                         Company (the issuer of the UHS Common
                                         Stock), Childs and Merger Sub.
                                         Reference is made to "INTRODUCTION,"
                                         "SUMMARY - Universal Hospital Services,
                                         Inc.," "INFORMATION CONCERNING CHILDS
                                         AND MERGER SUB" and Schedule 1.

     (e), (f)........................    Not applicable.

3.   Past Contacts, Transactions or
     ------------------------------
     Negotiations.
     -------------

     (a).............................    "SPECIAL FACTORS - Background of the
                                         Merger," "SPECIAL FACTORS - Interests
                                         of Certain Persons in the Merger" and
                                         "THE MERGER AND MERGER AGREEMENT."

     (b).............................    "SPECIAL FACTORS - Background of the
                                         Merger," "SPECIAL FACTORS - Interests
                                         of Certain Persons in the Merger," "THE
                                         SUPPORT/VOTING AGREEMENTS" and
                                         Appendices E and F.

4.   Terms of the Transaction.
     -------------------------

     (a).............................    "INTRODUCTION," "SPECIAL FACTORS -
                                         Certain Effects of the Merger,"
                                         "SPECIAL FACTORS - Interests of Certain
                                         Persons in the Merger," "THE MERGER AND
                                         MERGER AGREEMENT" and "FINANCING THE
                                         MERGER."

                                         All references are to portions
                                         of the Preliminary Proxy Statement
Rule 13e-3 Transaction                   which are incorporated herein
Statement Item Number and Caption        by reference
---------------------------------        ----------------------------------

     (b).............................    "INTRODUCTION," "THE SPECIAL MEETING -
                                         Voting Information," "SPECIAL FACTORS
                                         - Background of the Merger," "SPECIAL
                                         FACTORS - Certain Effects of the
                                         Merger," "SPECIAL FACTORS - Certain
                                         Federal Income Tax Consequences,"
                                         "SPECIAL FACTORS - Interests of Certain
                                         Persons in the Merger," "THE MERGER AND
                                         MERGER AGREEMENT - Payment for Shares,"
                                         "THE MERGER AND MERGER AGREEMENT -
                                         Payment of Stock Options and Rights,"
                                         "THE MERGER AND MERGER AGREEMENT -
                                         Employment Matters," "THE MERGER AND
                                         MERGER AGREEMENT - Indemnification of
                                         Officers and Directors," and "THE
                                         SUPPORT/VOTING AGREEMENTS."

5.   Plans or Proposals of the Issuer
     --------------------------------
     or Affiliate.
     -------------

     (a), (b).........................   "SPECIAL FACTORS - Reasons for
                                         the Merger and Recommendation of the
                                         Special Committee and Board of
                                         Directors; Fairness of the Merger."

     (c)..............................   "SPECIAL FACTORS - Certain Effects of
                                         the Merger," "SPECIAL FACTORS-
                                         Interests of Certain Persons in the
                                         Merger - Employment Agreement" and "THE
                                         MERGER AND MERGER AGREEMENT -
                                         Employment Matters."

     (d)..............................   "SPECIAL FACTORS - Certain Effects of
                                         the Merger," "FINANCING THE MERGER -
                                         Financing" and "MARKET PRICE AND
                                         DIVIDEND INFORMATION FOR UHS COMMON
                                         STOCK."

     (e) - (g)........................   "SPECIAL FACTORS - Certain Effects of
                                         the Merger" and "SPECIAL FACTORS -
                                         Reasons for the Merger

                                         All references are to portions
                                         of the Preliminary Proxy Statement
Rule 13e-3 Transaction                   which are incorporated herein
Statement Item Number and Caption        by reference
---------------------------------        ----------------------------------

                                         and Recommendation of the Special
                                         Committee and Board of Directors;
                                         Fairness of the Merger."
6.   Source and Amounts of Funds or
     ------------------------------
     Other Consideration.
     --------------------

     (a) - (c)........................   "FINANCING THE MERGER."

     (d)..............................   Not applicable.

7.   Purpose(s), Alternatives, Reasons
     ----------------------------------
     and Effects.
     ------------

     (a) - (d).......................    "SPECIAL FACTORS - Background of the
                                         Merger," "SPECIAL FACTORS - Reasons for
                                         the Merger and Recommendation of the
                                         Special Committee and Board of
                                         Directors; Fairness of the Merger,"
                                         "SPECIAL FACTORS - Certain Effects of
                                         the Merger," "SPECIAL FACTORS - Certain
                                         Federal Income Tax Consequences,"
                                         "SPECIAL FACTORS -Interests of Certain
                                         Persons in the Merger," "THE MERGER AND
                                         MERGER AGREEMENT - Payment for Shares"
                                         and "THE MERGER AND MERGER AGREEMENT -
                                         Payment of Stock Options and Rights."

8.   Fairness of the Transaction.
     ----------------------------

     (a), (b).........................   "INTRODUCTION," "SPECIAL FACTORS -
                                         Background of the Merger," "SPECIAL
                                         FACTORS - Reasons for the Merger and
                                         Recommendation of the Special Committee
                                         and Board of Directors; Fairness of the
                                         Merger," "SPECIAL FACTORS - Opinion of
                                         UHS Financial Advisor" and Appendix B.

     (c)..............................   "INTRODUCTION" and "THE SPECIAL
                                         MEETING  -  Voting Information."

     (d) - (f)........................   "SPECIAL FACTORS - Background of
                                         Merger," "SPECIAL FACTORS - Reasons for
                                         the Merger and Recommendation of the
                                         Special Committee and Board of
                                         Directors; Fairness of the Merger,"
                                         "SPECIAL FACTORS - Opinion of

                                         All references are to portions
                                         of the Preliminary Proxy Statement
Rule 13e-3 Transaction                   which are incorporated herein
Statement Item Number and Caption        by reference
---------------------------------        ----------------------------------

                                         UHS Financial Advisor" and Appendices
                                         B and D.

9.   Reports, Opinions, Appraisals
     -----------------------------
     and Certain Negotiations.
     -------------------------

     (a), (b).........................   "INTRODUCTION," "SPECIAL FACTORS -
                                         Background of the Merger," "SPECIAL
                                         FACTORS - Reasons for the Merger and
                                         Recommendation of the Special Committee
                                         and Board of Directors; Fairness of the
                                         Merger," "SPECIAL FACTORS - Opinion of
                                         UHS Financial Advisor," "SPECIAL
                                         FACTORS - Interests of Certain Persons
                                         in the Merger" and Appendix D.

     (c)..............................   "SPECIAL FACTORS  -  Opinion of UHS
                                         Financial Advisor" and Appendix B.


10.  Interest in Securities of the
     -----------------------------
     Issuer.
     -------

     (a), (b).........................   "STOCK OWNERSHIP OF MANAGEMENT AND
                                         CERTAIN BENEFICIAL OWNERS" and
                                         "PURCHASES OF UHS COMMON STOCK."

11.  Contracts, Arrangements or
     --------------------------
     Understandings with Respect to
     ------------------------------
     the Issuer's Securities.            "INTRODUCTION," "THE SPECIAL
     ------------------------
                                         MEETING - Voting Information," "SPECIAL
                                         FACTORS - Interests of Certain Persons
                                         in the Merger," "THE MERGER AND MERGER
                                         AGREEMENT" and "THE SUPPORT/VOTING
                                         AGREEMENTS."

12.  Present Intention and
     Recommendation of Certain Persons
     with Regard to the Transaction.

     (a), (b).........................   "INTRODUCTION," "THE SPECIAL MEETING -
                                         Voting Information," "SPECIAL FACTORS -
                                         Reasons for the Merger and
                                         Recommendation of the Special Committee
                                         and Board of Directors; Fairness of the
                                         Merger," "SPECIAL FACTORS - Interests
                                         of Certain Persons in the Merger" and
                                         "THE SUPPORT/VOTING AGREEMENTS."

13.  Other Provisions of the
     -----------------------
     Transaction.
     ------------

     (a)..............................   "INTRODUCTION," "THE SPECIAL MEETING -
                                         Voting Information," "RIGHTS OF
                                         DISSENTING SHAREHOLDERS" and
                                         Appendix C.

     (b)..............................   "AVAILABLE INFORMATION."

     (c)..............................   Not applicable.

14.  Financial Information.
     ----------------------

     (a)..............................   "SELECTED FINANCIAL DATA."

     (b)..............................   Not applicable.

15.  Persons and Assets Employed
     ---------------------------
     Retained or Utilized.
     ---------------------

     (a), (b).........................   "INTRODUCTION," "THE SPECIAL MEETING -
                                         Solicitation, Revocation and Use of
                                         Proxies," "SPECIAL FACTORS - Reasons
                                         for the Merger and Recommendation of
                                         the Special Committee and Board of
                                         Directors; Fairness of the Merger,"
                                         "SPECIAL FACTORS -Background of the
                                         Merger," "SPECIAL FACTORS- Opinion of
                                         UHS Financial Advisor," "SPECIAL
                                         FACTORS - Certain Effects of the
                                         Merger" and "SPECIAL FACTORS -
                                         Interests of Certain Persons in the
                                         Merger."

16.  Additional Information              Additional information concerning the
     ----------------------
                                         Merger is set forth in the Preliminary
                                         Proxy Statement attached hereto as
                                         Exhibit (d), which information is
                                         incorporated herein by reference in its
                                         entirety.

17.  Material to be Filed as
     -----------------------
     Exhibits.........................   Separately included herewith.


 ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

                  (a) The information set forth in "INTRODUCTION" and "SUMMARY - Universal Hospital Services, Inc." of the Preliminary Proxy Statement is incorporated herein by reference.

                  (b) The information set forth in "INTRODUCTION," "THE SPECIAL MEETING - Voting Information" and "DESCRIPTION OF UHS CAPITAL STOCK" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (c), (d) The information set forth in "SPECIAL FACTORS - Certain Effects of the Merger" and "MARKET PRICE AND DIVIDEND INFORMATION FOR UHS COMMON STOCK" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (e) The information set forth in "MARKET PRICE AND DIVIDEND INFORMATION FOR UHS COMMON STOCK" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (f) The information set forth in "PURCHASES OF UHS COMMON STOCK" and "MARKET PRICE AND DIVIDEND INFORMATION FOR UHS COMMON STOCK" of the Preliminary Proxy Statement is incorporated herein by reference.

 Item 2.  Identity and Background.

                  (a) - (d) and (g) This Statement is being filed by the Company (the issuer of the UHS Common Stock), Merger Sub and Childs. The information set forth in "INTRODUCTION," "SUMMARY - Universal Hospital Services, Inc.," "INFORMATION CONCERNING CHILDS AND MERGER SUB," and Schedule 1 of the Preliminary Proxy Statement and in "DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT" of the Company's Annual Report on Form 10-K, for the period ended December 31, 1996, pages 23-24, is incorporated herein by reference.

                  (e), (f) During the last five years, none of the Company, Merger Sub or Childs and, to the best of their knowledge, any of their respective executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

 ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

                  (a) The information set forth in "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Interests of Certain Persons in the Merger" and "THE MERGER AND MERGER AGREEMENT" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (b) The information set forth in "SPECIAL FACTORS - Back ground of the Merger," "SPECIAL FACTORS - Interests of Certain Persons in the Merger," "THE SUPPORT/VOTING AGREEMENTS" and Appendices E and F of the Preliminary Proxy Statement is incorporated herein by reference.

 Item 4.  Terms of the Transaction.

                  (a) The information set forth in "INTRODUCTION," "SPECIAL FACTORS - Certain Effects of the Merger," "SPECIAL FACTORS - Interests of Certain Persons in the Merger," "THE MERGER AND MERGER AGREEMENT" and "FINANCING THE MERGER" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (b) The information set forth in "INTRODUCTION," "THE SPECIAL MEETING - Voting Information," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Certain Effects of the Merger," "SPECIAL FACTORS - Certain Federal Income Tax Consequences," "SPECIAL FACTORS - Interests of Certain Persons in the Merger," "THE MERGER AND MERGER AGREEMENT - Payment for Shares," "THE MERGER AND MERGER AGREEMENT - Payment of Stock Options and Rights," "THE MERGER AND MERGER AGREEMENT - Employment Matters," "THE MERGER AND MERGER AGREEMENT -Indemnification of Officers and Directors" and "THE SUPPORT/VOTING AGREEMENTS" of the Preliminary Proxy Statement is incorporated herein by reference.

 Item 5.  Plans or Proposals of the Issuer or Affiliate.

                  (a), (b) The information set forth in "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (c) The information set forth in "SPECIAL FACTORS - Certain Effects of the Merger," "SPECIAL FACTORS - Interests of Certain Persons in the Merger - Employment Agreement" and "THE MERGER AND MERGER AGREEMENT - Employment Matters" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (d) The information set forth in "SPECIAL FACTORS - Certain Effects of the Merger," "FINANCING THE MERGER - Financing" and "MARKET PRICES AND DIVIDEND INFORMATION FOR UHS COMMON STOCK" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (e) - (g) "SPECIAL FACTORS - Certain Effects of the Merger" and "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" of the Preliminary Proxy Statement is incorporated herein by reference.

 ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                  (a) - (c) The information set forth in "FINANCING THE MERGER" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (d)      Not applicable.

 ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


                  (a) - (d) The information set forth in "SPECIAL FACTORS - Back ground of the Merger," "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Certain Effects of the Merger," "SPECIAL FACTORS - Certain Federal Income Tax Consequences," "SPECIAL FACTORS - Interests of Certain Persons in Merger," "THE MERGER AND MERGER AGREEMENT - Payment for Shares" and "THE MERGER AND MERGER AGREEMENT - Payment of Stock Options and Rights" of the Preliminary Proxy Statement is incorporated hereby by reference.

 ITEM 8.  FAIRNESS OF THE TRANSACTION.

                  (a), (b) The information set forth in "INTRODUCTION," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Opinion of UHS Financial Advisor" and Appendix B of the Preliminary Proxy Statement is incorporated herein by reference.

                  (c) The information set forth in "INTRODUCTION" and "THE SPECIAL MEETING - Voting Information" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (d)-(f) The information set forth in "SPECIAL FACTORS - Back ground of the Merger," "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS Opinion of UHS Financial Advisor" and Appendices B and D of the Preliminary Proxy Statement is incorporated herein by reference.

 ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

                  (a), (b) The information set forth in "INTRODUCTION," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Opinion of UHS Financial Advisor," "SPECIAL FACTORS - Interests of Certain Persons in the Merger" and Appendix B of the Preliminary Proxy Statement is incorporated herein by reference.

                  A copy of Piper Jaffray's written opinion dated November 25, 1997, which sets forth the assumptions made, matters considered and limits on the review taken, is attached as Appendix B to the Preliminary Proxy Statement. The [ ], 1998 opinion of Piper Jaffray is substantially identical to the Piper Jaffray Opinion attached as Appendix B to the Preliminary Proxy Statement.

                  (c) The information set forth in "SPECIAL FACTORS - Opinion of UHS Financial Advisor" and Appendix B of the Preliminary Proxy Statement is incorporated herein by reference.

 ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER.

                  (a), (b) The information set forth in "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" and "RECENT TRANSACTIONS" of the Preliminary Proxy Statement is incorporated herein by reference.

 Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

                  The information set forth in "INTRODUCTION," "THE SPECIAL MEETING - Voting Information," "SPECIAL FACTORS - Interests of Certain Persons in the Merger," "THE MERGER AND MERGER AGREEMENT" and "THE SUPPORT/VOTING AGREEMENTS" of the Preliminary Proxy Statement is incorporated herein by reference.

 Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

                  (a), (b) The information set forth in "INTRODUCTION," "THE SPECIAL MEETING - Voting Information," "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Interests of Certain Persons in the Merger" and "THE SUPPORT/VOTING AGREEMENTS" of the Preliminary Proxy Statement is incorporated herein by reference.

 ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

                  (a) The information set forth in "INTRODUCTION," "THE SPECIAL MEETING - Voting Information," "RIGHTS OF DISSENTING SHAREHOLDERS" and Appendix C of the Preliminary Proxy Statement is incorporated herein by reference.

                  (b) The information set forth in "AVAILABLE INFORMATION" of the Preliminary Proxy Statement is incorporated herein by reference.

                  (c) Not applicable.

 ITEM 14.  FINANCIAL INFORMATION

                  (a) The information set forth in "SELECTED FINANCIAL DATA" of the Preliminary Proxy Statement and in "ITEM 6. SELECTED FINANCIAL DATA" and "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of the Company's Annual Report on Form 10-K, for the year ended December 31, 1996, pages 17-22, and in "CONDENSED STATEMENTS OF INCOME," "CONDENSED BALANCE SHEETS" and "CONDENSED STATEMENTS OF CASH FLOW" of the Company's Quarterly Report on Form 10-Q, for the period ended September 30, 1997, page 4, is incorporated herein by reference.

                  (b) Not applicable.

 ITEM 15.    PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

                  (a), (b) The information set forth in "INTRODUCTION," "THE SPECIAL MEETING - Solicitation, Revocation and Use of Proxies," "SPECIAL FACTORS Reasons for Merger and Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS -Opinion of UHS Financial Advisor," "SPECIAL FACTORS - Certain Effects of the Merger" and "SPECIAL FACTORS - Interests of Certain Persons in the Merger" of the Preliminary Proxy Statement is incorporated herein by reference.

 ITEM 16.  ADDITIONAL INFORMATION.

                  Additional information concerning the Merger is set forth in the Preliminary Proxy Statement which is attached hereto as Exhibit (d) and is incorporated herein by reference.

 ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Letter Agreement dated November 25, 1997 by and between Bankers Trust Company and J.W. Childs Equity Partners, L.P. (filed herewith)

                  Engagement Letter dated November 25, 1997 by and between BT Alex. Brown Incorporated and J.W. Childs Equity Partners, L.P. (filed herewith)

                  Letter Agreement dated November 25, 1997 by and between BT Alex. Brown Incorporated and J.W. Childs Equity Partners, L.P. (filed herewith)

         (b) Piper Jaffray Opinion (incorporated herein by reference to Appendix B to the Preliminary Proxy Statement)

         (c) Agreement and Plan of Merger dated as of November 25, 1997 by and among UHS Acquisition Corp., J.W. Childs Equity Partners, L.P. and Universal Hospital Services, Inc. (incorporated herein by reference to Appendix A to the Preliminary Proxy Statement)

                  Support/Voting Agreement dated November 25, 1997 among J.W. Childs Equity Partners, L.P., UHS Acquisition Corp., Universal Hospital Services, Inc., David E. Dovenberg and Jean Dovenberg (incorporated herein by reference to Appendix E to the Preliminary Proxy Statement)

                  Form of Support/Voting Agreement dated November 25, 1997 (incorporated herein by reference to Appendix F to the Preliminary Proxy Statement)

                  Letter Agreement dated November 25, 1997 between UHS Acquisition Corp. and David E. Dovenberg (filed herewith)

     (d) Preliminary copy of Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and Form of Proxy, dated _________, 1998, for the Special Meeting of Shareholders to be held on [day], [date], 1998. (filed herewith)

     (e) Summary of Appraisal Rights (incorporated by reference to Appendix C of the Preliminary Proxy Statement)

     (f)          Not Applicable

     (g)(1) Annual Report on Form 10-K of UHS, for the year ended December 31, 1996 (filed herewith)

     (g)(2) Quarterly Report on Form 10-Q of UHS, for the period ended September 30, 1997 (filed herewith)

SIGNATURES

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1997            UHS ACQUISITION CORP.


                                     By /s/ Steven G. Segal
                                     -----------------------------------
                                     Name: Steven G. Segal
                                     Title: President

                                     J.W. CHILDS EQUITY PARTNERS, L.P.

                                     By: J.W. Childs Advisors, L.P.
                                         General Partner

                                     By: J.W. Childs Associates, L.P.
                                         General Partner

                                     By: J.W. Childs Associates, Inc.
                                         General Partner

                                     By: /s/ Steven G. Segal
                                     -------------------------------------
                                        Name: Steven G. Segal
                                        Title: Vice President


                                     UNIVERSAL HOSPITAL SERVICES, INC.


                                     By: /s/ Thomas A. Minner
                                     ---------------------------------------
                                        Name: Thomas A. Minner
                                        Title: Chief Executive Officer

                                               EXHIBIT INDEX

                                                                                              Sequentially
Exhibit No.                                                                                  Numbered Page
----------------------------  -----------------------------------------------------------  ------------------
(a)(1)                        Letter Agreement dated November 25, 1997 by
                              and between Bankers Trust Company and J.W.
                              Childs Equity Partners, L.P. (filed herewith)
----------------------------  -----------------------------------------------------------  ------------------
(a)(2)                        Engagement Letter dated November 25, 1997 by
                              and between BT Alex. Brown Incorporated and
                              J.W. Childs Equity Partners, L.P. (filed
                              herewith)
----------------------------  -----------------------------------------------------------  ------------------
(a)(3)                        Letter Agreement dated November 25, 1997 by
                              and between BT Alex. Brown Incorporated and
                              J.W. Childs Equity Partners, L.P. (filed
                              herewith)
----------------------------  -----------------------------------------------------------  ------------------
(b)                           Piper Jaffray Opinion (incorporated herein by
                              reference to Appendix B to the Preliminary Proxy
                              Statement)
----------------------------  -----------------------------------------------------------  ------------------
(c)(1)                        Agreement and Plan of Merger dated as of No
                              vember 25, 1997 by and among UHS
                              Acquisition Corp., J.W. Childs Equity Partners,
                              L.P. and Universal Hospital Services, Inc.
                              (incorporated herein by reference to Appendix A
                              to the Preliminary Proxy Statement)
----------------------------  -----------------------------------------------------------  ------------------
(c)(2)                        Support/Voting Agreement dated November 25,
                              1997 among J.W. Childs Equity Partners, L.P.,
                              UHS Acquisition Corp., Universal Hospital
                              Services, Inc., David E. Dovenberg and Jean
                              Dovenberg (incorporated herein by reference to
                              Appendix E to the Preliminary Proxy Statement)
----------------------------  -----------------------------------------------------------  ------------------
(c)(3)                        Form of Support/Voting Agreement dated No
                              vember 25, 1997 (incorporated herein by
                              reference to Appendix F to the Preliminary Proxy
                              Statement)
----------------------------  -----------------------------------------------------------  ------------------
(c)(4)                        Letter Agreement dated November 25, 1997
                              between UHS Acquisition Corp. and David E.
                              Dovenberg (filed herewith)
----------------------------  -----------------------------------------------------------  ------------------
(d)                           Preliminary copy of Letter to Shareholders, Notice
                              of Special Meeting of Shareholders, Proxy
                              Statement and form of Proxy, dated
                              ___________, 1997, for the Special Meeting of
                              Shareholders to be held on [day], [date], 1998.
                              (filed herewith)
----------------------------  -----------------------------------------------------------  ------------------
(e)                           Summary of Appraisal Rights (incorporated by
                              reference to Appendix C of the Preliminary Proxy
                              Statement)
----------------------------  -----------------------------------------------------------  ------------------
(f)                           Not Applicable
----------------------------  -----------------------------------------------------------  ------------------
(g)(1)                        Annual Report on Form 10-K of UHS, for the
                              year ended December 31, 1996 (filed herewith)
----------------------------  -----------------------------------------------------------  ------------------
(g)(2)                        Quarterly Report on Form 10-Q of UHS, for the
                              period ended September 30, 1997 (filed herewith)
----------------------------  -----------------------------------------------------------  ------------------
